March 25, 2013

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Asia Entertainment & Resources Ltd.
Registration Statement on Form F-3
File No. 333-185759

Ladies and Gentlemen:

Asia Entertainment & Resources Ltd. hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on March 27, 2013, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

ASIA ENTERTAINMENT & RESOURCES LTD.

By: /s/ Li Chung Ming Raymond

Name: Li Chung Ming Raymond

Title: Chief Financial Officer

cc: Giovanni Caruso